UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Lianluo Smart Limited

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Room 1318, 13th Floor, No. 22 Shijingshan Road, Shijingshan District, Beijing 100040, China
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Class A Common Shares, par value $0.002731 per share	The NASDAQ Stock Market LLC
(Title of each class to be registered)	(Name of each exchange on which each class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Form 8-A/A is being filed to update the description of the shares of Lianluo Smart Limited, a British Virgin Islands company (the “Company”), which were previously registered as the “Common Shares, par value US$0.002731 per share” (the “Common Shares”) under the Securities Exchange Act of 1934 pursuant to the Company’s Form 8-A filed on March 16, 2010.

On June 8, 2017, the Company held its annual general meeting to, among others, approve the amendment and restatement of the Company’s amended and restated memorandum and articles of association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”). The New M&AAs were registered by the Registrar of Corporate Affairs of the British Virgin Islands on June 26, 2017.

Item 1. Description of Registrant's Securities to be Registered.

The following is a summary of the rights of the Company’s Class A Common Shares and Class B Common Shares. This summary is not complete. For more detailed information, please refer to the Company’s Amended and Restated Memorandum and Articles of Association, a copy of which was furnished as Exhibit 99.1 to the Report on Form 6-K on January 6, 2020 and is incorporated by reference into this Form 8-A/A.

The Company is authorized to issue 50,000,000 Common Shares, of par value of US$0.002731 each, of which 37,888,889 shares are designated as Class A Common Shares and 12,111,111 shares are designated as Class B Common Shares. Shares may be issued in one or more series of shares for such consideration and on such terms as the directors of the Company may by resolution of directors determine from time to time.

Rights and Obligations of Shareholders

Each of Class A Common Shares and Class B Common Shares confers on its holder:

●	the right to vote;

●	the right to an equal share in any dividend paid by the Company in accordance with the BVI Business Companies Act, 2004 (as amended) (the “Act”); and

●	the right to an equal share in the distribution of the surplus of the Company.

Voting Rights. Holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Common Share is entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Common Share is entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

Conversion. Each Class B Common Share is convertible into one (1) Class A Common Share at any time by the holder thereof. The right to convert is exercisable by the holder of Class B Common Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Common Shares into Class A Common Shares.

In addition, the number of Class B Common Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder thereof or an affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. The creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Common Shares to secure contractual or legal obligations is not deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Common Shares, in which case all the related Class B Common Shares will be automatically converted into the same number of Class A Common Shares.

All Class B Common shares will be automatically converted into the same number of Class A Common Shares as soon as the holder of Class B Common Shares beneficially owns less than 605,555 Class B Common Shares. Any conversion of Class B Common Shares into Class A Common Shares will be effected by means of the re-designation of each relevant Class B Common Share as a Class A Common Share. On the other hand, Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Other than the differences of voting rights and conversion rights as set out above, Class A Common Shares and Class B Common Shares rank pari passu and have the same rights, preferences, privileges and restrictions.

Dividends. The holders of shares are entitled to such dividends as may be declared by the directors of the Company at such time and of such an amount as the directors think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of Company assets exceeds the Company’s liabilities and the Company will be able to pay its debts as they fall due.

Pre-emptive rights. There are no pre-emptive rights applicable to the issue by the Company of new shares under either the Act or the Company’s memorandum and articles of association.

Register of Members

The Company is required to keep a register of members containing (i) the names and addresses of the shareholders, (ii) the number of each class and series of shares held by each shareholder, (iii) the date on which the name of each shareholder was entered in the register of members, and (iv) the date on which any person ceased to be a shareholder. A share is deemed to be issued when the name of the shareholder is entered in the register of members and the entry of the name of a person in the register of members as a holder of a share is prima facie evidence that legal title in the share vests in that person.

Variation of Rights of Shareholders

If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Meetings

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may not be effected by a resolution consented to in writing. All meetings of shareholders (whether annual or special) will be held on such dates and at such places as may be fixed from time to time by the directors. The Company is not required to hold an annual general meeting in any calendar year. However, where so determined by the directors of the Company, an annual general meeting shall be held once in each calendar year at such date and time as may be determined by the directors of the Company.

At any meeting of shareholders, a quorum will be present if there are one or more shareholders present in person or by proxy representing not less than 50% of the issued shares entitled to vote on the resolutions to be considered at the meeting. The shareholders present at a duly called or held meeting of shareholders at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder. A shareholder will be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

Transfer of Shares

Subject to the restrictions and conditions in the Company’s memorandum and articles of association, any shareholder may transfer all or any of his or her shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of a share is effective when the name of the transferee is entered on the register of members of the Company.

Redemption of Shares

The Company may purchase, redeem or otherwise acquire any of its own shares for such consideration as the directors of the Company may determine if the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Shares that the Company purchases, redeems or otherwise acquires may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled to the extent of such excess but they shall be available for reissue.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit
3.1	Amended and restated memorandum and articles of association, dated December 31, 2019 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the U.S. Securities and Exchange Commission on January 6, 2020).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 6, 2020	Lianluo Smart Limited

	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer

4